September 2, 2005 Via EDGAR and Federal Express	Hayden J. Trubitt hayden.trubitt@hellerehrman.com Direct +1.858.450.5754 Direct Fax +1.858.587.5903 Main +1.858.450.8400 Fax +1.858.450.8499 39841.0001

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	Synbiotics Corporation
Proxy Statement on Schedule 14A, Schedule 13E-3
and all included and incorporated documents
File No. 0-11303, filed August 1, 2005

Dear Mr. Riedler:

On behalf of Synbiotics Corporation (“Synbiotics” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated August 23, 2005, in connection with the above-referenced Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents. The numbered references below correspond to the paragraph numbers of the Staff’s letter. The italicized text sets forth the content of the Staff’s comment and our response follows. Additionally, the Company is concurrently filing amended Schedules 14A and 13E-3, and we have enclosed copies of each of these amendments, marked to show the changes from the amended Schedules 14A and 13E-3 and Form 10-K previously filed on August 1, 2005. Page references cited in the Company’s responses below correspond to the page numbers in the marked copies enclosed herewith.

Schedule 13E-3

1.	It does not appear that the revised disclosure includes the information required by 1014 of Regulation M-A and its instructions, as it relates to the fairness determination of the Affiliates. For example, your proxy statement should address the procedural and substantive factors that the Affiliates considered in determining the fairness of the transaction. Also, we remind you that where a transaction will affect different subsets of unaffiliated shareholders differently, Rule 13e-3 requires a separate analysis as to fairness for each. In this regard, a determination should be made as to whether the transaction is fair to those unaffiliated shareholders who will be cashed out as well, as well as those who will remain as security holders of Synbiotics. To the extent that the Affiliates did not individually analyze the fairness of this transaction, each may expressly adopt the analysis and conclusion of another filing person. Please revise your disclosure accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure under the caption “SPECIAL FACTORS—Factors Considered by the Board of Directors and the Affiliates” beginning on page 7 of the proxy statement to disclose that each of the Affiliates considered the same factors for and against the Split Transaction as did the board of directors, each of the Affiliates considered the same alternatives to the Split Transaction as did the board of directors, and each of the Affiliates believes the Split Transaction is procedurally and substantively fair both to shareholders who will be cashed out and to those who will continue to hold shares of the Company for the same reasons considered by the board of directors.

Heller Ehrman LLP    4350 La Jolla Village Drive, 7th Floor    San Diego, CA 92122-1246    www.hellerehrman.com

Anchorage         Beijing         Hong Kong         Los Angeles         Madison, WI        New York        San Diego        San Francisco        Seattle

Silicon Valley             Singapore             Washington, D.C.

2.	See comment 1 above. You should also revise your “Summary Term Sheet” to disclose the Affiliates’ determination as to fairness of the unaffiliated security holders that will be cashed out and those that will remain security holders.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure in the third bullet point under the “Summary Term Sheet” to state that the board of directors and each of the Affiliates believe that the Split Transaction is fair to the Company’s unaffiliated shareholders, including both those who will be cashed out in the Split Transaction and those who will remain shareholders of the Company. The Company has also revised the disclosure in the fourth bullet point under the “Summary Term Sheet” to state that the board of directors and each of the Affiliates based their determination of the fairness of the $0.13 cash-out price on a comparison to market price, and that the board of directors and each of the Affiliates believes that the cash-out price adequately reflects their consideration of the relative costs and benefits of being cashed out versus remaining a shareholder of the Company.

3.	We refer you to prior comment 9 in our letter dated July 6, 2005. Although we understand that you disclose on pages 3 and 8 that the board believes that the cash-out price adequately reflects the board’s consideration of the costs and benefits of the transaction, it remains unclear how the board determined the cash-out price. In this regard, describe the analysis that the board performed to determine the 86% premium over the closing price on April 18, 2005. To the extent that the costs and benefits of the transaction impacted the cash-out price, explain how you quantified the relevant costs and benefits to determine a premium over the market price for your common stock. Also, expand your disclosure to explain whether the board’s expectation that the company will increase in value and other future prospects factored into the proposed cash-out price. If not, explain why the board believes that the consideration paid to cashed-out security holders is fair despite the fact that future prospects were not evaluated.

RESPONSE: The Company acknowledges the Staff’s comment and supplementally advises the Staff that the 86% premium over the closing price on April 18, 2005 (the day before announcement of the Split Transaction) was a figure provided simply to give readers an additional point of comparison for the cash-out price. This figure did not enter into the board’s analysis in arriving at the actual cash-out price; therefore, the reference to the 86% premium over the April 18, 2005 closing price has been deleted to eliminate confusion. The Company has included additional disclosure beginning on page 8 of the proxy statement describing how the board of directors and each of the Affiliates arrived at their determination of the cash-out price. The Company has also included additional disclosure indicating that the beliefs of the board of directors and each of the Affiliates regarding the future value of the Company did not factor into their analysis regarding the fairness of the cash-out price because they believe that the market price provides a more relevant metric for investors to evaluate the value and prospects of the Company.

4.	You have provided tandy language only with respect to the company. Please provide the language for all filing persons.

RESPONSE: The Company and each of the filing persons acknowledge the Staff’s comment. As requested by the Staff, the applicable language is provided in this letter with respect to each of the filing persons.

5.	Please refer to your response to comment 55 from our original comment letter. It appears to us that you relied upon your “independent investment advisor” as an expert. Please either remove the reference to your “independent investment advisor” or include within your filing, the name of the “independent investment advisor” and provide a consent. As the Form 10-K will be incorporated by reference into the Form S-8 filed on October 15, 2004, Rule 436(b) of Regulation C requires a consent to be provided.

RESPONSE: The Company acknowledges the Staff’s comment and will remove the reference to an “independent investment advisor” in the Company’s future filings.

*    *    *

At your request, each of the Company, Thomas A. Donelan, Christopher P. Hendy, Jerry L. Ruyan, Redwood Holdings, LLC, Redwood West Coast, LLC and Remington Capital, LLC (collectively, the “Filing Persons”) have authorized us to acknowledge to you, and we hereby acknowledge to you on behalf of each of them, that:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Hayden J. Trubitt

cc:	Zafar Hasan
Kevin Woody
Paul Hays (Synbiotics Corporation)
Keith Butler (Synbiotics Corporation)
Maggie Wong (Heller Ehrman)

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